UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___________)*

Liminal BioSciences Inc.

(Name of Issuer)

COMMON SHARES, NO PAR VALUE

(Title of Class of Securities)

53272L103

(CUSIP Number)

November 14, 2019

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53272L103	Page 2 of 5 Pages

1.	Name of Reporting Persons Structured Alpha LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.

Sole Voting Power

16,886,970 common shares, except that Thomvest Asset Management Ltd., the general partner of Structured Alpha LP, may be deemed to have sole voting power over these common shares. (1)

	6.	Shared Voting Power See response to row 5.
7.

Sole Dispositive Power

16,886,970 common shares, except that Thomvest Asset Management Ltd., the general partner of Structured Alpha LP, may be deemed to have sole dispositive power over these common shares. (1)

	8.	Shared Dispositive Power See response to row 7.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,886,970 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 71.9% (2)
12.	Type of Reporting Person (See Instructions) PN

(1) Includes 168,735 common shares, no par value per share (the “Common Shares”), of Liminal Biosciences Inc. (the “Issuer”) issuable upon the exercise of warrants to purchase Common Shares (the “Warrants”).

(2) This percentage is calculated based upon 23,313,164 outstanding Common Shares of the Issuer as of November 14, 2019, as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on November 18, 2019, and includes an additional 168,735 Common Shares issuable upon the exercise of the Warrants.

CUSIP No. 76029N106	Page 3 of 5 Pages

1.	Name of Reporting Persons Thomvest Asset Management Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5.

Sole Voting Power

16,886,970 common shares, all of which are owned directly by Structured Alpha LP. Thomvest Asset Management Ltd., the general partner of Structured Alpha LP, may be deemed to have sole voting power over these common shares. (1)

	6.	Shared Voting Power See response to row 5.
7.

Sole Dispositive Power

16,886,970 common shares, all of which are owned directly by Structured Alpha LP. Thomvest Asset Management Ltd., the general partner of Structured Alpha LP, may be deemed to have sole dispositive power over these common shares. (1)

	8.	Shared Dispositive Power See response to row 7.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,886,970 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 71.9% (2)
12.	Type of Reporting Person (See Instructions) CO

(1) Includes 168,735 common shares, no par value per share (the “Common Shares”), of Liminal Biosciences Inc. (the “Issuer”) issuable upon the exercise of warrants to purchase Common Shares (the “Warrants”).

(2) This percentage is calculated based upon 23,313,164 outstanding Common Shares of the Issuer as of November 14, 2019, as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on November 18, 2019, and includes an additional 168,735 Common Shares issuable upon the exercise of the Warrants.

CUSIP No. 76029N106	Page 4 of 5 Pages

Item 1(a)	Name of Issuer

Liminal BioSciences Inc. (the “Issuer”)

Item 1(b)	Address of Issuer's Principal Executive Offices

440 Armand-Frappier Boulevard, Suite 300

Laval, Québec

H7V 4B4

Item 2(a)	Name of Person Filing

This Schedule 13G is being filed jointly by Thomvest Asset Management Ltd. and Structured Alpha LP (the “Reporting Persons”). Thomvest Asset Management Ltd., the general partner of Structured Alpha LP, may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer directly owned by Structured Alpha LP.

The Reporting Persons have entered into a Joint Filing Agreement, dated December 12, 2019, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence

138 South Park St.

San Francisco, CA 94107

Item 2(c)	Citizenship

Thomvest Asset Management Ltd. is a Canada company.

Structured Alpha LP is a Cayman Island limited partnership.

Item 2(d)	Title of Class of Securities

The class of securities of the Issuer to which this Schedule 13G relates is Common Shares, no par value per share (“Common Shares”)

Item 2(e)	CUSIP Number

The CUSIP number of the Common Shares is 76029N106.

Item 3

Not applicable.

Item 4	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1

(a) Amount beneficially owned: Structured Alpha LP is the record owner of 16,718,235 Common Shares and warrants exercisable for an aggregate of 168,735 Common Shares.

(b) Percent of class: The Reporting Persons may be deemed to beneficially own 71.9% of the Issuer’s outstanding Common Shares, which percentage is calculated based upon 23,313,164 outstanding Common Shares of the Issuer as of November 14, 2019, as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on November 18, 2019, and includes an additional 168,735 Common Shares issuable upon the exercise of the Warrants.

CUSIP No. 76029N106	Page 5 of 5 Pages

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See row 5 of the cover page of each Reporting Person.

(ii) Shared power to vote or to direct the vote: See row 6 of the cover page of each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of: See row 7 of the cover page of each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of: See row 8 of the cover page of each Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More than Five Percent of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2019.

THOMVEST ASSET MANAGEMENT LTD.

By:	/s/ Stefan Clulow
Name:	Stefan Clulow
Title:	Managing Director

STRUCTURED ALPHA LP

By:	/s/ Stefan Clulow
Name:	Stefan Clulow
Title:	Managing Director

EXHIBITS

A – Joint Filing Statement

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned, and any amendments thereto executed by the undersigned shall be filed on behalf of each of the undersigned without the necessity of filing any additional joint filing agreement. The undersigned acknowledge that each is responsible for the timely filing of such statement on Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others of the undersigned, except to the extent that it knows or has reason to believe that such information is inaccurate or incomplete. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of December 12, 2019.

THOMVEST ASSET MANAGEMENT LTD.

By:	/s/ Stefan Clulow
Name:	Stefan Clulow
Title:	Managing Director

STRUCTURED ALPHA LP

By:	/s/ Stefan Clulow
Name:	Stefan Clulow
Title:	Managing Director